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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.8)(1)

                             Campbell Soup Company
                                (Name of issuer)

                        Capital Stock, par value $.0375
                         (Title of class of securities)

                                   134 429 109
                                 (CUSIP number)

Judith R. Thoyer, Esq.                                 Leonard B. Boehner, Esq.
Paul, Weiss, Rifkind, Wharton & Garrision              Morris & McVeigh LLP
1285 Avenue of the Americas                            767 Third Avenue
New York, NY 10019                                     New York, NY 10017
(212)373-3000                                          (212)418-0540
                  (Name, address and telephone number of person
                authorized to receive notices and communications)
                                 January 26, 2001
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

         Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                             (Page 1 of 11 Pages)

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         (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.134 429 109                    13D                 Page  2  of 11 Pages

1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Dorrance H. Hamilton                                       ###-##-####

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /  (b)/ /

3.        SEC USE ONLY

4.        SOURCE OF FUNDS*
          00

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO
          ITEM 2(d) or 2(e)    / /

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.

NUMBER OF                 7.       SOLE VOTING POWER
SHARES                             0
BENEFICIALLY
OWNED BY                  8.       SHARED VOTING POWER
EACH                               2,982,672
REPORTING
PERSON WITH               9.       SOLE DISPOSITIVE POWER
                                   0

                          10.      SHARED DISPOSITIVE POWER
                                   22,400,572

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
          22,400,572

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*     / /

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.3%

14.       TYPE OF REPORTING PERSON*
          IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No.134 429 109                   13D                  Page  3  of 11 Pages

1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Hope H. van Beuren                                         ###-##-####

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /  (b)/ /

3.        SEC USE ONLY

4.        SOURCE OF FUNDS*

          00

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO

          ITEM 2(d) or 2(e)    / /

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.

NUMBER OF                 7.       SOLE VOTING POWER
SHARES                             33,918
BENEFICIALLY
OWNED BY                  8.       SHARED VOTING POWER
EACH                               91,654
REPORTING
PERSON WITH               9.       SOLE DISPOSITIVE POWER
                                   6,179,209

                          10.      SHARED DISPOSITIVE POWER
                                   13,662,202

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
          19,841,411

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*     / /

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.7%

14.       TYPE OF REPORTING PERSON*

          IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.134 429 109                    13D                 Page  4  of 11 Pages




1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          John A. van Beuren                                         ###-##-####

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /  (b)/ /

3.        SEC USE ONLY

4.        SOURCE OF FUNDS*

          00

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO
          ITEM 2(d) or 2(e)    / /

6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.

NUMBER OF                 7.       SOLE VOTING POWER
SHARES                             7,130
BENEFICIALLY
OWNED BY                  8.       SHARED VOTING POWER
EACH                               52,140,602
REPORTING
PERSON WITH               9.       SOLE DISPOSITIVE POWER
                                   6,717,130

                          10.      SHARED DISPOSITIVE POWER
                                   14,226,911

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
          52,722,441

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*     / /

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          12.5%

14.       TYPE OF REPORTING PERSON*

          IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.134 429 109                   13D                  Page  5  of 11 Pages




1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Charles H. Mott                                            ###-##-####

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /  (b)/ /

3.        SEC USE ONLY

4.        SOURCE OF FUNDS*
          00

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO
          ITEM 2(d) or 2(e)    / /

6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.

NUMBER OF                 7.       SOLE VOTING POWER
SHARES                             22,522
BENEFICIALLY
OWNED BY                  8.       SHARED VOTING POWER
EACH                               52,058,948
REPORTING
PERSON WITH               9.       SOLE DISPOSITIVE POWER
                                   22,522

                          10.      SHARED DISPOSITIVE POWER
                                   0

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
          52,081,470

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*     / /

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          12.4%

14.       TYPE OF REPORTING PERSON*
          IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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         This statement is the eighth amendment to the statement on Schedule 13D filed by Dorrance H. Hamilton ("Mrs. Hamilton"), Hope H. van Beuren ("Mrs. van Beuren"), John A. van Beuren ("Mr. van Beuren") and Charles H. Mott ("Mr.
Mott"). This statement is the sixteenth amendment to the statement on Schedule 13D of Mrs. Hamilton and the eleventh amendment for Mrs. van Beuren. This statement relates to shares of Capital Stock, par value $.0375 per share (the "Shares") of Campbell Soup Company (the "Company").

         Mr. van Beuren and Mr. Mott are Trustees (the "Trustees") of the Major Stockholders' Voting Trust (the "Voting Trust") under a Voting Trust Agreement dated as of June 2, 1990 ("Trust Agreement") which was formed by certain descendants (and spouses, fiduciaries and a related foundation) of the late Dr. John T. Dorrance, Sr. Mrs. Hamilton resigned as a Trustee on January 24, 2001.

         This amendment is filed to report (i) that Mrs. Hamilton has resigned as a Trustee and (ii) the contribution by a trust for her benefit of 3,333,000 Shares to a charitable remainder trust.

         Mrs. Hamilton, Mr. and Mrs. van Beuren, and Mr. Mott are sometimes collectively referred to as the "Reporting Persons." Information with respect to each of the Reporting Persons is given solely by the respective filing person, and no Reporting Person has any responsibility for the accuracy and completeness of information supplied by any other Reporting Person.


                               Page 6 of 11 Pages
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         Items 5 and 6 are amended to read in full as set forth below

         Item 5. INTEREST IN SECURITIES OF THE ISSUER

         The Trustees of the Voting Trust have shared voting power over a total of 52,058,948 Shares held under the Trust Agreement, which represents 12.4% of the outstanding Shares of the Company's Capital Stock. The Reporting Persons and related persons also have an interest in 1,866,572 additional Shares held outside the Voting Trust which, when added together with the Shares held in the Trust, represent 12.9% of the outstanding Shares. These Shareholdings include
(i) 22,400,572 Shares (5.3% of the outstanding shares) with shared dispositive power held by three trusts, of which Mrs. Hamilton is a trustee, not including her contribution to a charitable remainder trust of which she is not a trustee, 200 Eagle Road, Suite 316, Wayne, PA 19087, and (ii) 6,179,209 Shares with sole dispositive power held by Mrs. van Beuren and 6,717,130 Shares with sole dispositive power held by her husband, Mr. van Beuren, P.O. Box 4098, Middletown, RI 02842. Mr. and Mrs. van Beuren also hold 14,236,911 Shares with shared dispositive power, including Shares held by family partnerships and a family foundation. Mr. Mott owns 22,522 Shares with sole voting and dispositive power. Percentages set out above are based on 420,250,814 Shares outstanding on December 7, 2000, as shown by the Company's latest Form 10-Q. The Trustee of Mrs. Hamilton's charitable remainder trust has discretion to sell the shares at any time. Each Reporting Person disclaims beneficial ownership in Shares held by his or her spouse, children,



                               Page 7 of 11 Pages
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grandchildren, fiduciaries and related foundations and partnerships.

         The decision as to the voting of Shares held in the Voting Trust must be approved by both Trustees, who are now Messrs. van Beuren and Mott. Under the Trust Agreement, participants in the Voting Trust have been divided into two groups, one group for Mrs. Hamilton and her descendants (the "Hamilton Group") and one group for Mrs. van Beuren and her descendants (the "van Beuren Group"). Each Group may designate a Family Trustee, and both Groups acting together may designate a Non-Family trustee. Mr. van Beuren has been designated as the Family Trustee for the van Beuren Group, and Mr. Mott has been designated as the Non-Family Trustee. The Hamilton Group has not designated a Family Trustee to succeed Mrs. Hamilton. At such time as there are Family Trustees representing both Groups, in the event of a disagreement between them, the shares of the minority may be withdrawn. The Trustees may request the Company to pay dividends directly to the beneficial owner of the Shares under the Trust Agreement who are named therein. The Trustees do not have power to dispose of Shares held under the Voting Trust, except a Trustee has power to dispose of Shares contributed by him or her. See Sections 5 and 9 of the Trust Agreement filed as Exhibit A to Amendment No. 1 to this Schedule 13D.

         Item 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Voting Trust terminates on June 1, 2003.

         Mrs. Hamilton resigned as a Trustee on January 24, 2001. Mrs. Hamilton and Mrs. van Beuren each have the right to appoint a Family Trustee of the Voting Trust. Mr. van Beuren has been designated as the Family Trustee and Mr. Mott has been designated as the Non-Family Trustee. See Exhibit M to this Amendment.

         Item 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit M         Form of Amendment of Voting Trust Agreement dated
                           January 24, 2001.


                               Page 8 of 11 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

January 26, 2001                               /s/  DORRANCE H. HAMILTON
                                               -------------------------
                                                    Dorrance H. Hamilton





                                               HOPE H. VAN BEUREN
                                               JOHN A. VAN BEUREN
                                               CHARLES H. MOTT

                                               /s/  JOHN A. VAN BEUREN
                                               ---------------------------------
                                                John A. van Beuren,
                                                individually and as attorney-
                                                in-fact for Hope H. van Beuren
                                                and Charles H. Mott.1








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1   Powers of Attorney are incorporated by reference to Exhibits B and D to
    Amendment No. 2 to Schedule 13D filed by the Reporting Persons in September 1990, and Exhibit I to Amendment No. 3 filed in April 1991. Joint Filing Agreement by the Reporting Persons is incorporated by reference to Amendment No. 2 to Schedule 13D filed by the Reporting Persons in
    September 1990.


                               Page 9 of 11 Pages